Exhibit 99.1

Silicon Motion Announces Results for the Period Ended June 30, 2025

NEWS RELEASE

Business Highlights

•	Second quarter of 2025 sales increased 19% Q/Q and decreased 6% Y/Y

•	SSD controller sales: 2Q of 2025 increased 0% to 5% Q/Q and decreased 15% to 20% Y/Y

•	eMMC+UFS controller sales: 2Q of 2025 increased 40% to 45% Q/Q and increased 10% to 15% Y/Y

•	SSD solutions sales: 2Q of 2025 increased 0% to 5% Q/Q and decreased 45% to 50% Y/Y

Financial Highlights

	2Q 2025 GAAP	2Q 2025 Non-GAAP*
• Net sales	$198.7 million (+19% Q/Q, -6% Y/Y)	$198.7 million (+19% Q/Q, -6% Y/Y)
• Gross margin	47.7%	47.7%
• Operating margin	11.2%	12.8%
• Earnings per diluted ADS	$0.49	$0.69

*	Please see supplemental reconciliations of U.S. Generally Accepted Accounting Principles (“GAAP”) to all non-GAAP financial measures mentioned herein towards the end of this news release.

TAIPEI, Taiwan and MILPITAS, Calif., July 31, 2025 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion,” the “Company” or “we”) today announced its financial results for the quarter ended June 30, 2025. For the second quarter of 2025, net sales (GAAP) increased sequentially to $198.7 million from $166.5 million in the first quarter of 2025. Net income (GAAP) decreased to $16.3 million, or $0.49 per diluted American depositary share (“ADS”) (GAAP), from net income (GAAP) of $19.5 million, or $0.58 per diluted ADS (GAAP), in the first quarter of 2025.

For the second quarter of 2025, net income (non-GAAP) increased to $23.0 million, or $0.69 per diluted ADS (non-GAAP), from net income (non-GAAP) of $20.3 million, or $0.60 per diluted ADS (non-GAAP), in the first quarter of 2025.

All financial numbers are in U.S. dollars unless otherwise noted.

Second Quarter of 2025 Review

“We experienced a strong recovery in our business during the second quarter of 2025 and delivered revenue well above our previously provided range,” stated Wallace Kou, President and CEO of Silicon Motion. “Our industry leading PCIe5 client SSD controller sales grew more than 75% quarter-over-quarter as AI-at-the-edge PCs are beginning to gain market traction and as white box AI server makers continue to leverage mainstream hardware components. Our eMMC and UFS products experienced strong growth during the second quarter of 2025, primarily driven by better-than-anticipated smartphone sales and market share gains. We are benefiting from increased product and market diversification and we believe that we are better positioned to deliver long-term, sustainable growth due to our expanding portfolio of leading consumer, enterprise, automotive, industrial and storage solutions.”

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	2Q 2025	1Q 2025	2Q 2024	2Q 2025	1Q 2025	2Q 2024
Revenue	$198.7	$166.5	$210.7	$198.7	$166.5	$210.7
Gross profit	$94.7	$78.4	$96.8	$94.7	$78.4	$96.8
Percent of revenue	47.7%	47.1%	45.9%	47.7%	47.1%	46.0%
Operating expenses	$72.4	$68.6	$66.0	$69.3	$63.6	$62.1
Operating income	$22.3	$9.8	$30.7	$25.3	$14.9	$34.7
Percent of revenue	11.2%	5.9%	14.6%	12.8%	8.9%	16.5%
Earnings per diluted ADS	$0.49	$0.58	$0.91	$0.69	$0.60	$0.96

Other Financial Information

(in millions)	2Q 2025	1Q 2025	2Q 2024
Cash, cash equivalents and restricted cash—end of period	$282.3	$331.7	$343.6
Routine capital expenditures	$7.4	$7.0	$6.3
Dividend payments	$16.7	$17.0	$16.8
Share repurchases	—	$24.3	—

During the second quarter of 2025, we had $15.6 million of capital expenditures, including $7.4 million for the routine purchases of testing equipment, software, design tools and other items, and $8.2 million for building construction and improvements in Hsinchu, Taiwan.

Returning Value to Shareholders

On October 28, 2024, our Board of Directors declared a $2.00 per ADS annual cash dividend to be paid in quarterly installments of $0.50 per ADS. On May 22, 2025, we paid $16.7 million to Silicon Motion shareholders as the third installment of the annual cash dividend.

On February 6, 2025, we announced that our Board of Directors had authorized a new program for the Company to repurchase up to $50 million of our ADSs over a six-month period. In the second quarter of 2025, we did not repurchase any of our ADSs.

Business Outlook

“Our diversification strategy is expanding our market opportunities as we continue to invest in new products and markets. In 2025, we are benefitting from the introduction of several new products including our leading 6nm, 8-channel PCIe5 client SSD controller, our new eMMC and UFS controllers, and our MicroSD controller that is selling alongside the Nintendo Switch 2. In the second half of the year, we expect to further benefit from the initial ramp of our new 6nm, 4-channel PCIe5 client SSD controller targeting the mass market in late 2025, our first MonTitan enterprise/AI-class product, and our boot drive storage products for DPU network accelerators for the greater SSD data storage ecosystem. We expect to ramp each of these products to scale in 2026 with our customers. Additionally, we continue to experience significant design win activity and demand for our leading automotive portfolio, and we expect to benefit from a mix shift to higher ASP products moving forward as customers shift to our growing portfolio of full solutions. We expect a stronger second half of the year, and we continue to target a revenue run rate of $1 billion for 2025 as we exit the year,” stated Mr. Kou.

For the third quarter of 2025, management expects:

($ in millions, except percentages)	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$219 to $228 +10% to 15% Q/Q	—	$219 to $228 +10% to 15% Q/Q
Gross margin	48.0% to 49.0%	Approximately $0.1*	48.0% to 49.0%
Operating margin	8.9% to 11.5%	Approximately $6.5 to $7.5**	12.3% to 14.3%

*	Projected gross margin (non-GAAP) excludes $0.1 million of stock-based compensation.
**	Projected operating margin (non-GAAP) excludes $6.5 million to $7.5 million of stock-based compensation and dispute related expenses.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on July 31, 2025.

Conference Call Details

Participants must register in advance to join the conference call using the link provided below. Conference access information (including dial-in information and a unique access PIN) will be provided in the email received upon registration.

Participant Online Registration:

https://register-conf.media-server.com/register/BI9e8eb8a4d35743cfa957757c6a1207e2

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), gross margin (non-GAAP), operating expenses (non-GAAP), operating profit (non-GAAP), operating margin (non-GAAP), non-operating income (expense) (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP and may be different from similarly-titled non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Restructuring charges relate to the restructuring of our underperforming product lines, principally the write-down of NAND flash, embedded DRAM and SSD inventory valuation and severance payments.

Dispute related expenses consist of legal, consultant, other fees and resolution related to the dispute.

Foreign exchange loss (gain) consists of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items, which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Realized/Unrealized loss (gain) on investments relates to the disposal and net change in fair value of long-term investments.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Six Months Ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,
	2024	2025	2025	2024	2025
	($)	($)	($)	($)	($)
Net sales	210,670	166,492	198,675	399,981	365,167
Cost of sales	113,893	88,125	103,988	218,084	192,113

Gross profit	96,777	78,367	94,687	181,897	173,054
Operating expenses
Research & development	50,788	55,026	58,147	105,180	113,173
Sales & marketing	6,777	7,115	7,093	13,081	14,208
General & administrative	7,215	6,460	7,118	13,689	13,578
Loss from settlement of litigation	1,250	—	—	1,250	—

Operating income	30,747	9,766	22,329	48,697	32,095
Non-operating income (expense)
Interest income, net	4,175	2,929	2,706	7,241	5,635
Foreign exchange gain (loss), net	245	373	(3,302)	833	(2,929)
Realized/Unrealized gain(loss) on investments	1,855	3,296	(1,051)	247	2,245
Others, net	—	—	1	—	1

Subtotal	6,275	6,598	(1,646)	8,321	4,952

Income before income tax	37,022	16,364	20,683	57,018	37,047
Income tax expense (benefit)	6,201	(3,099)	4,372	10,181	1,273

Net income	30,821	19,463	16,311	46,837	35,774

Earnings per basic ADS	0.92	0.58	0.49	1.39	1.06
Earnings per diluted ADS	0.91	0.58	0.49	1.39	1.06
Margin Analysis:
Gross margin	45.9%	47.1%	47.7%	45.5%	47.4%
Operating margin	14.6%	5.9%	11.2%	12.2%	8.8%
Net margin	14.6%	11.7%	8.2%	11.7%	9.8%

Additional Data:
Weighted avg. ADS equivalents	33,684	33,634	33,557	33,596	33,596
Diluted ADS equivalents	33,697	33,827	33,562	33,687	33,681

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Six Months Ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,
	2024	2025	2025	2024	2025
	($)	($)	($)	($)	($)
Gross profit (GAAP)	96,777	78,367	94,687	181,897	173,054
Gross margin (GAAP)	45.9%	47.1%	47.7%	45.5%	47.4%
Stock-based compensation (A)	14	73	—	86	73
Restructuring charges	46	—	—	46	—
Gross profit (non-GAAP)	96,837	78,440	94,687	182,029	173,127
Gross margin (non-GAAP)	46.0%	47.1%	47.7%	45.5%	47.4%
Operating expenses (GAAP)	66,030	68,601	72,358	133,200	140,959
Stock-based compensation (A)	(371)	(4,738)	(175)	(3,464)	(4,913)
Dispute related expenses	(3,527)	(277)	(2,841)	(5,059)	(3,118)
Operating expenses (non-GAAP)	62,132	63,586	69,342	124,677	132,928
Operating profit (GAAP)	30,747	9,766	22,329	48,697	32,095
Operating margin (GAAP)	14.6%	5.9%	11.2%	12.2%	8.8%
Total adjustments to operating profit	3,958	5,088	3,016	8,655	8,104
Operating profit (non-GAAP)	34,705	14,854	25,345	57,352	40,199
Operating margin (non-GAAP)	16.5%	8.9%	12.8%	14.3%	11.0%
Non-operating income (expense) (GAAP)	6,275	6,598	(1,646)	8,321	4,952
Foreign exchange loss (gain), net	(245)	(373)	3,302	(833)	2,929
Unrealized holding loss (gain) on investments	(1,855)	(3,296)	1,051	(247)	(2,245)
Non-operating income (expense) (non-GAAP)	4,175	2,929	2,707	7,241	5,636
Net income (GAAP)	30,821	19,463	16,311	46,837	35,774
Total pre-tax impact of non-GAAP adjustments	1,858	1,419	7,369	7,575	8,788
Income tax impact of non-GAAP adjustments	(218)	(610)	(670)	(365)	(1,280)
Net income (non-GAAP)	32,461	20,272	23,010	54,047	43,282
Earnings per diluted ADS (GAAP)	$0.91	$0.58	$0.49	$1.39	$1.06
Earnings per diluted ADS (non-GAAP)	$0.96	$0.60	$0.69	$1.60	$1.28

Shares used in computing earnings per diluted ADS (GAAP)	33,697	33,827	33,562	33,687	33,681
Non-GAAP adjustments	18	20	18	23	33
Shares used in computing earnings per diluted ADS (non-GAAP)	33,715	33,847	33,580	33,710	33,714
(A) Excludes stock-based compensation as follows:
Cost of sales	14	73	—	86	73
Research & development	94	3,003	55	2,237	3,058
Sales & marketing	173	862	79	520	941
General & administrative	104	873	41	707	914

Silicon Motion Technology Corporation

Consolidated Balance Sheets

(In thousands, unaudited)

	Jun. 30,	Mar. 31,	Jun. 30,
	2024	2025	2025
	($)	($)	($)
Cash and cash equivalents	289,175	275,140	208,043
Accounts receivable (net)	191,692	206,693	220,924
Inventories	240,811	180,903	208,005
Refundable deposits – current	51,036	53,015	70,308
Prepaid expenses and other current assets	31,460	32,102	68,040

Total current assets	804,174	747,853	775,320
Long-term investments	17,301	20,636	19,620
Property and equipment (net)	179,550	193,603	208,826
Other assets	29,121	29,310	29,997

Total assets	1,030,146	991,402	1,033,763

Accounts payable	36,411	23,048	37,455
Income tax payable	14,103	14,782	17,370
Accrued expenses and other current liabilities	134,947	130,277	134,377

Total current liabilities	185,461	168,107	189,202
Other liabilities	60,182	50,968	55,620

Total liabilities	245,643	219,075	244,822
Shareholders’ equity	784,503	772,327	788,941

Total liabilities & shareholders’ equity	1,030,146	991,402	1,033,763

Silicon Motion Technology Corporation

Condensed Consolidated Statements of Cash Flows

(in thousands, unaudited)

	For Three Months Ended			For the Six Months Ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,
	2024	2025	2025	2024	2025
	($)	($)	($)	($)	($)
Net income	30,821	19,463	16,311	46,837	35,774
Depreciation & amortization	5,802	7,225	7,445	11,411	14,670
Stock-based compensation	385	4,811	175	3,550	4,986
Investment losses (gain) & disposals	(1,855)	(3,309)	1,053	(247)	(2,256)
Changes in operating assets and liabilities	(13,660)	22,082	(42,258)	(32,246)	(20,176)

Net cash provided by (used in) operating activities	21,493	50,272	(17,274)	29,305	32,998

Purchase of property & equipment	(10,427)	(11,661)	(15,551)	(21,176)	(27,212)
Proceeds from disposal of properties	—	13	—	—	13

Net cash used in investing activities	(10,427)	(11,648)	(15,551)	(21,176)	(27,199)

Dividend payments	(16,820)	(16,956)	(16,746)	(33,629)	(33,702)
Share repurchases	—	(24,291)	(21)	—	(24,312)

Net cash used in financing activities	(16,820)	(41,247)	(16,767)	(33,629)	(58,014)

Net increase (decrease) in cash, cash equivalents & restricted cash	(5,754)	(2,623)	(49,592)	(25,500)	(52,215)
Effect of foreign exchange changes	86	37	124	121	161
Cash, cash equivalents & restricted cash—beginning of period	349,279	334,333	331,747	368,990	334,333

Cash, cash equivalents & restricted cash—end of period	343,611	331,747	282,279	343,611	282,279

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the impact of inflation on our business and customer’s businesses and any effect this has on economic activity in the markets in which we operate; the functionalities and performance of our information technology (“IT”) systems, which are subject to cybersecurity threats and which support our critical operational activities, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology; the effects on our business and our customer’s business taking into account the ongoing U.S.-China tariffs and trade disputes; the uncertainties associated with any future global or regional pandemic; the continuing tensions between Taiwan and China, including enhanced military activities; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; supply chain disruptions that have affected us and our industry as well as other industries on a global basis; the payment, or non-payment, of cash dividends in the future at the discretion of our Board of Directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in the products we sell given the current raw material supply shortages being experienced in our industry; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2025. Other than as required under the securities laws, we do not intend, and do not undertake any obligation to, update or revise any forward-looking statements, which apply only as of the date of this news release.

Silicon Motion Investor Contacts:

Tom Sepenzis	Selina Hsieh
Senior Director of IR & Strategy	Investor Relations
tsepenzis@siliconmotion.com	ir@siliconmotion.com